Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

February 7, 2020

Samantha Brutlag, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Listed Funds Trust
File Nos. 333-180871 and 811-22700

Dear Ms. Brutlag:

This letter responds to comments relating to Post-Effective Amendment No. 152 (“PEA No. 152”) to the registration statement on Form N-1A of Exchange Listed Funds Trust (the “Registrant”). PEA No. 152 was filed on November 25, 2019 for the purpose of registering shares of the Armor US Equity Index ETF, Armor International Equity Index ETF, and Armor Emerging Markets Equity Index ETF (the “Funds”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 152.

1.	Comment. Please supplementally disclose the Funds’ ticker symbols.

Response. The Funds’ ticker symbols are as follows:

Armor US Equity Index ETF (ARMR)

Armor International Equity Index ETF (ARMI)

Armor Emerging Markets Equity Index ETF (AREE)

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

February 7, 2020

2.	Comment. Please provide the staff with a copy of the index methodology for each Fund unless the staff has already had occasion to review the methodology in connection with a different filing.

Response. Registrant represents that the requested information has been provided under separate cover.

3.	Comment. Please provide a completed fee table and expense example for each Fund at least one week before the effective date of PEA No. 152.

Response. Registrant represents that the requested information has been provided under separate cover.

4.	Comment. With respect to Armor US Equity Index ETF, please confirm to the staff that the index is comprised only of U.S. equity securities. If not, please explain how the Rule 35d-1 80% investment requirement in U.S. securities and in equity securities is satisfied.

Response. Registrant confirms that the index is comprised only of ETFs that invest in U.S. equity securities except when, in accordance with its methodology, the index invests in ETFs that primarily invest in U.S. Treasury obligations. Please see the response to Comment 8 below for additional information.

5.	Comment. The disclosure in the second paragraph of each Fund’s principal investment strategy section gives the impression that the index provider is making all of the investment decisions; therefore, the staff would like an explanation as to why the index provider is not an investment adviser.

Response. Registrant represents that as index funds, the Funds are designed to have a portfolio constructed to match or track the components of a specific index constructed by an index provider. Because an index fund has a passive investment strategy, the Funds’ investment adviser does not engage in active portfolio management by choosing securities to invest in and strategizing when to buy and sell them; rather, the Fund’s investment adviser builds a portfolio whose holdings mirror the securities of the particular index. The index provider is responsible for constructing the index, but is not responsible for the Funds’ investment strategies.

6.	Comment. Please note in the principal investment strategy section for each Fund that the index is comprised of companies in any market capitalization given that the principal risk disclosure so indicates.

Response. Registrant represents that the requested disclosure has been added.

7.	Comment. In the principal investment strategy section for each Fund, please disclose the number of index components.

Response. Registrant represents that the requested disclosure has been added for the Armor US Equity Index. Registrant notes that the Armor International Equity Index and Armor Emerging Markets Equity Index have not yet commenced operation. Registrant represents that the requested disclosure will be added by supplement after those indexes commence operation.

8.	Comment. The staff notes that each Fund’s name includes the term “equity”. Please explain to the staff how likely a Fund is to be invested solely in ETFs that hold U.S. Treasury securities.

Response. Registrant notes that this feature of each index generally is designed to put the index, and thus the Funds, in a temporary defensive posture in response to then current market conditions. It is not expected that this feature would be triggered frequently or regularly. By way of example, backtested index results for the Armor US Equity Index show that since December 31, 2001, the index has been allocated to equities, and not U.S. Treasuries obligations, 92% of the time.

February 7, 2020

9.	Comment. With respect to each Fund, please disclose the maturity range of the U.S. Treasury securities and add interest rate risk, if applicable.

Response. Registrant represents that the requested disclosure has been added.

10.	Comment. Please consider reordering the principal risks to prioritize those that are most likely to adversely affect a Fund’s net asset value, yield, and total return (see ADI 2019-08). After reordering the most materials risks, the rest can be listed in alphabetical order.

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

11.	Comment. With respect to the Armor International Equity Index ETF, please confirm that the index is comprised only of equity securities. If not, please explain how the Rule 35d-1 80% investment requirement in equity securities is satisfied.

Response. Registrant confirms that the index is comprised only of ETFs that invest in equity securities except when, in accordance with its methodology, the index invests in ETFs that primarily invest in U.S. Treasury obligations. Please see the response to Comment 8 above for additional information.

12.	Comment. With respect to the Armor Emerging Markets Equity Index ETF, please confirm that the index is comprised only of emerging markets equity securities. If not, please explain how the Rule 35d-1 80% investment requirement in emerging markets securities and in equity securities is satisfied

Response. Registrant confirms that the index is comprised only of ETFs that invest in emerging markets equity securities except when, in accordance with its methodology, the index invests in ETFs that primarily invest in U.S. Treasury obligations. Please see the response to Comment 8 above for additional information.

13.	Comment. The staff notes that there is information missing under “Index Information/Trademark License/Disclaimers.” Please supplementally provide the completed sentences.

Response. Registrant represents that the sentences relating to the Armor US Equity Index are as follows:

The Armor US Equity Index (the “US Index”) was created on January 13, 2020. As of January 31, 2020, the US Index comprised 11 securities and the weighted average market capitalization of its components was $9.85 billion.

Registrant notes that the Armor International Equity Index and Armor Emerging Markets Equity Index have not yet commenced operation and that the disclosure has been revised accordingly. Registrant represents that the information will be added by supplement after those indexes commence operation.

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February 7, 2020

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum